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Bausch & Lomb Incorporated

Exhibit 11

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Statement Regarding Computation of Per Share Earnings

Dollars and Shares                TWELVE MONTHS ENDED
in Thousands                  December 28,    December 30,
Except Per Share Data            1996             1995

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Net earnings                  $83,052        $112,022

Actual Outstanding Common
and Class B shares at
beginning of year              56,941          58,992

Average Common and Class B
shares issued for stock
options and effects of
assumed exercise of Common
stock equivalents and
repurchase of Common shares    (389)           (1,140)

Average Common shares
outstanding                    56,552          57,852

Net earnings per Common and
Common share equivalent         $1.47           $1.94

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